April 2012 Pricing Sheet dated April 25, 2012 relating to Preliminary Terms No. 161 dated April 13, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Contingent Coupon Range Accrual Notes Based on the Performance of the S&P 500® Index due April 30, 2027
PRICING TERMS – APRIL 25, 2012
Issuer:	Morgan Stanley
Underlying index:	The S&P 500® Index
Aggregate principal amount:	$25,234,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	April 25, 2012
Original issue date:	April 30, 2012 (3 business days after the pricing date)
Maturity date:	April 30, 2027
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Contingent quarterly coupon:
For each interest determination period, a contingent coupon at an annual rate of 8.15% times N/ACT, where:
•      “N” = the total number of index business days in the applicable interest determination period on which the index closing value is greater than or equal to the index reference level of 865; and
•      “ACT” = the total number of index business days in the applicable interest determination period.
For each index business day on which the index closing value is below the index reference level, the contingent quarterly coupon will be proportionally less than 8.15% per annum for the applicable interest determination period.  You may receive no contingent coupon on the notes for extended periods of time or even throughout the 15-year term of the notes if the index closing value were to remain below the index reference level.

Interest determination period:
The quarterly period from and including the previous interest determination date (or the original issue date in the case of the first interest determination period) to but excluding the next succeeding interest determination date.

Interest determination dates:
Three business days prior to the related scheduled interest payment date except that the interest determination date immediately preceding the maturity date shall be the second business day prior to the maturity date.

Interest payment dates:
The 30th day of each January, April, July and October, beginning July 30, 2012; provided that if any such day is not a business day, that interest payment, if any, will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest payment period:	Quarterly
Index closing value:	The closing value of the underlying index. Please see “Additional Provisions—The S&P 500® Index––Index Closing Value” on page 2 of the accompanying preliminary terms.
Index reference level:	865
Calculation agent:	Morgan Stanley & Co. LLC (“MS & Co.”)
Trustee:	The Bank of New York Mellon
Early redemption:	Not applicable
Specified currency:	U.S. dollars
Book-entry or certificated note:	Book-entry
Business day:	New York
Day-count convention:	The contingent quarterly coupon is calculated from the annual rate on a 30/360 basis.
Record date:
The record date for each interest payment date shall be the date one business day prior to such scheduled interest payment date; provided, however, that any interest payable at maturity shall be payable to the person to whom the payment at maturity is due.

CUSIP / ISIN:	617482K37 / US617482K373
Listing:	The notes will not be listed on any securities exchange.
Agent:	MS & Co., a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per Note	$1,000	$35	$965
Total	$25,234,000	$883,190	$24,350,810
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell.  For additional information, see “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 161 dated April 13, 2012
Product Supplement for Equity-Linked Notes dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.